UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed in a Report on Form 6-K filed by Bit Origin Ltd (the “Company”) on December 12, 2023, the company sold and issued a senior secured convertible note (the “2023 Note”) in the principal amount of $6,740,000, along with warrants to initially purchase up to 1,070,719 Class A ordinary shares of the Company (the “Warrants”), pursuant to a Securirties Purchase Agreement dated December 7, 2023 by and between the Company and an accredited investor (the “Holder”).

Additionally, as previously disclosed in a Report on Form 6-K filed by the Company on May 31, 2024, the Company issued a senior secured convertible note in the principal amount of $2,000,000 (the “Exchange Note”) in exchange for the cancellation of 500,000 warrants purchased by the Holder on October 21, 2022, pursuant to an Exchange Agreement dated May 31, 2024 by and between the Company and the Holder.

In March 2025, the Holder partially exercised the Warrants on an alternative cashless basis, and the Company issued 7,914,108 Class A ordinary shares. In February and March 2025, the Holder partially converted the principal and interest of the 2023 Note, and the Company issued 9,477,901 Class A ordinary shares.

During the period from December 2024 to February 2025, the Holder partially converted the principal and interest of the Exchange Note, and the Company issued 2,814,173 Class A ordinary shares.

Additionally, as a result of the Company’s failure to make the amortization payment under the 2023 Note in 2025, which constituted an event of default under both the 2023 Note and the Exchange Note, the Company was required to make redemption payments (including the redemption premium) in the amount of $19,002,067 and $2,935,862.50 under the 2023 Note and the Exchange Note, respectively. The Holder elected to convert the redemption payments into Class A ordinary shares, and as a result, the Company issued 30,306,157 Class A ordinary shares.

As of date of this report, both the 2023 Note and the Exchange Note have beenretired. The Company has 58,211,111 Class A ordinary shares and 768,000 Class B ordinary shares outstanding.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on November 21, 2022 (Registration No. 333-268501), as amended, and the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on November 16, 2023 (Registration No. 333-275602), as amended, the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on August 13, 2024 (Registration No. 333-281518).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2025	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board